UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 5)

Under the Securities Exchange Act of 1934

AeroGrow International, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

00768M103
(CUSIP Number)

Justin B. Borus Lazarus Investment Partners LLLP c/o Lazarus Management Company LLC 2401 E. 2nd Avenue, Suite 600 Denver, CO 80206 (303) 302-9035
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 1, 2011
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐.

SCHEDULE 13D

CUSIP No. 00768M103

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Lazarus Investment Partners LLLP 56-2347695
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 29,149,269 (See Item 5)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 29,149,269 (See Item 5)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,149,269 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 70.6%
14	TYPE OF REPORTING PERSON PN

SCHEDULE 13D

CUSIP No. 00768M103

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Lazarus Management Company LLC 33-1042318
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Colorado

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 29,149,269 (See Item 5)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 29,149,269 (See Item 5)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,149,269 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 70.6%
14	TYPE OF REPORTING PERSON IA

SCHEDULE 13D

CUSIP No. 00768M103

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Justin B. Borus
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 29,149,269 (See Item 5)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 29,149,269 (See Item 5)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,149,269 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 70.6%
14	TYPE OF REPORTING PERSON IN/HC

Explanatory Note

This Amendment No. 5 amends the information provided in prior Schedule 13Ds (the “Prior Schedule 13Ds”) filed with the Securities and Exchange Commission by Lazarus Partners, Lazarus Management and Justin B. Borus (collectively, the “Reporting Persons”) on July 23, 2009, February 16, 2010, June 15, 2010, July 19, 2010 and November 9, 2010.  This Amendment No. 5 is being filed in order to reflect an increase in the Reporting Persons’ beneficial ownership resulting from the issuance of a note as an interest payment that is convertible into additional shares of the Issuer’s common stock.  As a result, this Amendment No. 5 amends the information disclosed in Items 3, 4, 5, 6 and 7.  This Amendment No. 5 amends and restates the Prior Schedule 13Ds filed by the Reporting Persons.

Item 1.  Security and Issuer.

(a)  This statement on Schedule 13D relates to the common stock of AeroGrow International, Inc., a Nevada corporation (the “Issuer”).

(b)  The principal executive offices of the Issuer are located at 6075 Longbow Drive, Suite 200, Boulder, Colorado, 80301.

Item 2.  Identity and Background.

(a)-(c) and (f)  This statement is being filed by Lazarus Investment Partners LLLP, a Delaware limited liability limited partnership (“Lazarus Partners”).

Lazarus Management Company LLC, a Colorado limited liability company (“Lazarus Management”), is the investment adviser and general partner of Lazarus Partners, and consequently may be deemed to have voting control and investment discretion over securities owned by Lazarus Partners. Justin B. Borus (“Mr. Borus”) is the managing member of Lazarus Management. As a result, Mr. Borus may be deemed to be the beneficial owner of any shares deemed to be beneficially owned by Lazarus Management. The foregoing should not be construed in and of itself as an admission by Lazarus Management or Mr. Borus as to beneficial ownership of the shares owned by Lazarus Partners.  Each of Lazarus Management and Mr. Borus disclaims beneficial ownership of the securities set forth in this Schedule 13D, except to the extent of its or his pecuniary interests therein.

The business address for the Reporting Persons is c/o Lazarus Management Company LLC, 2401 E. 2nd Avenue, Suite 600, Denver, Colorado 80206. Mr. Borus is a United States citizen.

The principal business of Lazarus Partners is investing in securities.  The principal business of Lazarus Management is providing investment advice.  The principal business of Mr. Borus is investment management.

(d)  During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  During the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

On June 30, 2009, the Reporting Persons used a combination of sources to purchase shares of the Issuer’s Series A Preferred Stock (the “Series A Stock”) and a warrant to purchase shares of Series A Stock (the “Series A Warrant”).  The Reporting Persons exchanged securities of the Issuer held by the Reporting

Persons that were valued by the Issuer at approximately $497,000 and made a cash payment out of personal funds in the amount of $650,000 for a total of 1,147 shares of Series A Stock and a Series A Warrant for 574 shares of Series A Stock.  In connection with this transaction and on the same date, the Reporting Persons distributed a portion of the Series A Stock and Series A Warrant then held to a former limited partner effective as of June 30, 2009.  As a result, as of June 30, 2009, the Reporting Persons hold 860 shares of Series A Stock and a Series A Warrant to purchase 428 shares of Series A Stock.

On September 1, 2009, Lazarus Partners entered into a Bridge Loan with the Issuer.  In consideration for the loan, Lazarus Partners was issued a five(5) year warrant to purchase 250,000 shares of common stock (“September Common Stock Warrant”) at an exercise price of $0.25 per share.

On November 9, 2009, Lazarus Partners entered into a Bridge Loan with the Issuer.  In consideration for the loan, Lazarus Partners was issued a five (5) year warrant to purchase 200,000 shares of common stock (“November Common Stock Warrant”) at an exercise price of $0.25 per share.

On May 6, 2010, the Reporting Persons converted principal and interest due of $482,452.05 on a Bridge Loan into: (i) a $482,452.05 note (the “2010 Note”) that is initially convertible into 4,824,521 shares of the Issuer’s common stock; and (ii) warrants to purchase 4,824,521 additional shares of the Issuer’s common stock (the “2010 Warrants”).  The 2010 Note bears interest at 8% per year, payable quarterly in cash, additional Notes, or in registered common stock of the Issuer, at the option of the Issuer, and matures on May 6, 2013.  The 2010 Note can be converted into shares of the Issuer’s common stock at any time, initially at a conversion price of $0.10 per share. The 2010 Note will automatically convert into shares of the Issuer’s common stock in the event (i) there is an effective registration statement registering the resale under the Securities Act of 1933 of the underlying stock (“Conversion Shares”) or the Conversion Shares are eligible to be resold without restriction or limitation under Rule 144 under the Securities Act, and (ii) the closing bid price of the Issuer’s common stock as quoted on the OTC Bulletin Board or other principal trading market is at least $0.25 per share for 20 out of 30 consecutive trading days with an average daily trading volume of at least one million shares.  The 2010 Note is secured by a subordinated lien on all assets of the Issuer.  The 2010 Warrants entitle the Reporting Persons to purchase one share of the Issuer’s common stock at a price of $0.20 per share, and contain customary anti-dilution rights (for stock splits, stock dividends and sales of substantially all the Issuer’s assets) and piggyback registration rights.  The 2010 Warrants expire May 6, 2015.

On June 24, 2010, the Reporting Persons purchased $500,000 in Units consisting of:  (i) an additional $500,000 in 2010 Notes that is initially convertible into 5,000,000 shares of the Issuer’s common stock; and (ii) additional 2010 Warrants to purchase 5,000,000 additional shares of the Issuer’s common stock.   The terms of the 2010 Notes and 2010 Warrants purchased on June 24, 2010 are the same as described above.

On November 3, 2010, the Issuer issued the Reporting Persons an additional $32,959 in 2010 Notes (“Interest Notes”) that is initially convertible into 329,592 shares of the Issuer’s common stock as an interest payment on the 2010 Notes purchased in May and June.

On November 5, 2010, the Reporting Persons purchased a $200,000 convertible promissory note (the “November Note”) and warrants to purchase 666,667 shares of the Issuer’s common stock (the “November Warrants”).  The November Note bears interest at 15% per year and matures on July 28, 2011.  The November Note can be converted into shares of the Issuer’s common stock at any time at a conversion price of $0.18 per share.  The November Warrants are exercisable at a price of $0.20 per share and expire on October 28, 2015.

The Reporting Persons also hold previously purchased shares of the Issuer’s common stock that were acquired by personal funds.

Item 4.  Purpose of Transaction.

(a)-(i) The purpose of the June 30, 2009 transaction was to acquire the Series A Stock and Series A Warrant.  Each Series A Warrant has a term of five (5) years with an exercise price of $1,250 per share.  The Reporting Persons may exercise the Series A Warrant at any time.  At the election of the Reporting Persons, each share of Series A Stock is convertible into 5,000 shares of the Issuer’s common stock, subject to customary anti-dilution adjustments.  The holders of the Series A Stock, in aggregate, are entitled to appoint three (3) directors to the board of directors of the Issuer.  In connection with the transactions, the Issuer amended its bylaws to render the Nevada control share statute inapplicable to the Issuer.  The holders of Series A Stock are entitled to vote alongside the holders of the Issuer’s common stock on an as-converted-to common stock basis.  The holders of the Series A Stock are entitled to receive preferential dividends in the amount of 8% per annum when and if declared by the board of directors of the Issuer.  The holders of the Series A Stock, in aggregate and voting as a separate class, are entitled to vote on certain corporate transactions of the Issuer including, without limitation, any amendments to the Issuer’s bylaws or articles of incorporation and the creation of any equity securities senior to the Series A Stock.  The description of the terms of the Series A Stock are qualified in their entirety by reference to the Issuer’s Certificate of Designations filed with the Nevada Secretary of State on June 29, 2009 (which is included as Exhibit B to this Schedule 13D and is incorporated by reference into this Item 4).  The description of the terms of the Series A Warrant are qualified in their entirety by reference to the Issuer’s Form of Series A Preferred Stock Warrant (which is included as Exhibit C to this Schedule 13D and is incorporated by reference into this Item 4).

The purpose of the September 1, 2009 transaction was for Lazarus Partners to provide a short-term loan to the Issuer.  The Issuer will repay the principal amount of $250,000, together with accrued interest from the date of disbursement at the rate of 15% per annum.  The principal and interest are due on November 16, 2009.

The purpose of the November 9, 2009 transaction was for Lazarus Partners to provide a short-term loan to the Issuer.  The Issuer will repay the principal amount of $200,000, together with accrued interest from the date of disbursement at the rate of 20% per annum.  The principal and interest are due on February 1, 2010.

The purpose of the May 6, 2010 transaction was for the Reporting Persons to convert principal and interest due of $482,452.05 on a Bridge Loan into the 2010 Note and the 2010 Warrants.

The purpose of the June 24, 2010 transaction was to invest an additional $500,000 in 2010 Notes and 2010 Warrants.

The purpose of the November 3, 2010 transaction was to make an interest payment on the 2010 Notes.

The purpose of the November 5, 2010 transaction was for Lazarus Partners to provide a short-term loan to the Issuer.  The principal and interest are due on July 28, 2011.

Item 5.  Interest in Securities of the Issuer.

(a)  As of the date hereof, Lazarus Partners may be deemed to be the beneficial owner of an aggregate of 29,149,269 shares of common stock, including 4,300,000 shares of common stock issuable upon conversion of the 860 shares of Series A Stock, 2,140,000 shares of common stock issuable upon conversion of the 428 shares of Series A Stock underlying the Series A Warrant, 250,000 shares underlying the September Common Stock Warrant, 200,000 shares underlying the November Common Stock Warrant, 9,824,521 shares of common stock issuable upon conversion of the 2010 Notes, 9,824,521 shares underlying the 2010 Warrants, 329,592 shares underlying the Interest Notes, 1,111,112 shares of common stock issuable upon conversion of the November Note, 666,667 shares underlying the November Warrant and 502,856 shares held directly.  The aggregate number of shares of common stock of the Issuer the Reporting Persons beneficially own represents 70.6% of the Issuer’s outstanding common stock after conversion of the notes, exercise of the warrants and conversion of the Series A Stock based on 12,650,605 shares of common stock outstanding as of November 8, 2010 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 10, 2010.

Lazarus Management, as the investment adviser and general partner of Lazarus Partners, may be deemed to have voting control and investment discretion over securities owned by Lazarus Partners.

Mr. Borus, as the managing member of Lazarus Management, may also be deemed to beneficially own the shares of common stock beneficially owned by Lazarus Partners.

The foregoing should not be construed in and of itself as an admission by Lazarus Management or Mr. Borus as to beneficial ownership of the shares owned by Lazarus Partners.

(b)  The Reporting Persons have the sole power to vote or to direct the voting of all such shares described in Item 5(a) above.  The Reporting Persons have the sole power to dispose or direct the disposition of all such shares described in Item 5(a) above.  The Reporting Persons do not have shared power to vote or to direct the vote of any such shares described in Item 5(a) above, and do not have shared power to dispose or direct the disposition of any such shares described in Item 5(a) above.

(c)  On June 30, 2009, Lazarus Partners entered into a privately-negotiated agreement with the Issuer pursuant to which it acquired 1,147 shares of Series A Stock and a Series A Warrant to purchase 574 shares of Series A Stock.  Lazarus Partners paid $1,000 per share of Series A Stock and received a Series A Warrant to purchase 0.5 shares of Series A Stock, exercisable at $1,250 per share for each share of Series A Stock purchased.  On June 30, 2009, Lazarus Partners distributed a portion of these securities to a former limited partner and as a result, holds 860 shares of Series A Stock and a Series A Warrant to purchase 428 shares of Series A Stock.

On September 1, 2009, for value received, the Issuer issued a Promissory Note to Lazarus Partners.  In consideration for the loan, Lazarus Partners was issued a five (5) year warrant to purchase 250,000 shares of common stock at an exercise price of $0.25 per share.

On November 9, 2009, for value received, the Issuer issued a promissory note to Lazarus Partners.  In consideration for the loan, Lazarus Partners was issued a five (5) year warrant to purchase 200,000 shares of common stock at an exercise price of $0.25 per share.

On May 6, 2010, the Reporting Persons agreed to convert principal and interest due of $482,452.05 on a Bridge Loan into (i) a $482,452.05 2010 Note and (ii) the 2010 Warrants to purchase 4,824,521 shares of the Issuer’s common stock. The 2010 Note bears interest at 8% per year, payable quarterly in cash, additional Notes, or in registered common stock of the Issuer, at the option of the Issuer, and matures on May 6, 2013.  The 2010 Note can be converted into shares of the Issuer’s common stock at any time, initially at a conversion price of $0.10 per share.  The 2010 Note will automatically convert into shares of the Issuer’s common stock in the event (i) there is an effective registration statement registering the resale under the Securities Act of 1933 of the Conversion Shares or the Conversion Shares are eligible to be resold without restriction or limitation under Rule 144 under the Securities Act, and (ii) the closing bid price of the Issuer’s common stock as quoted on the OTC Bulletin Board or other principal trading market is at least $0.25 per share for 20 out of 30 consecutive trading days with an average daily trading volume of at least one million shares.  The 2010 Note is secured by a subordinated lien on all assets of the Issuer.  The 2010 Warrants entitle the Reporting Persons to purchase one share of the Issuer’s common stock at a price of $0.20 per share, and contain customary anti-dilution rights (for stock splits, stock dividends and sales of substantially all the Issuer’s assets) and piggyback registration rights.  The 2010 Warrants expire May 6, 2015.

On June 24, 2010, the Reporting Persons purchased $500,000 in Units consisting of:  (i) an additional $500,000 in 2010 Notes that is initially convertible into 5,000,000 shares of the Issuer’s common stock; and (ii) additional 2010 Warrants to purchase 5,000,000 additional shares of the Issuer’s common

stock.   The terms of the 2010 Notes and 2010 Warrants purchased on June 24, 2010 are the same as described above.

On November 3, 2010, the Issuer issued the Reporting Persons an additional $32,959 in 2010 Notes (“Interest Notes”) that is initially convertible into 329,592 shares of the Issuer’s common stock as an interest payment on the 2010 Notes purchased in May and June.

On November 5, 2010, the Reporting Persons purchased a $200,000 convertible promissory note (the “November Note”) and warrants to purchase 666,667 shares of the Issuer’s common stock (the “November Warrants”).  The November Note bears interest at 15% per year and matures on July 28, 2011.  The November Note can be converted into shares of the Issuer’s common stock at any time at a conversion price of $0.18 per share.  The November Warrants are exercisable at a price of $0.20 per share and expire on October 28, 2015.

(d)  The holders of the Series A Stock are entitled to receive preferential dividends in the amount of 8% per annum when and if declared by the board of directors of the Issuer.

(e)  Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Lazarus Partners and the Issuer entered into an Investor Rights Agreement on June 30, 2009 (the “Investor Rights Agreement”), pursuant to which, among other things, the Issuer agreed to grant certain registration rights on the shares of common stock underlying the Series A Stock to Lazarus Partnership.  The description of the terms of the Investor Rights Agreement are qualified in their entirety by reference to the Investor Rights Agreement (which is included as Exhibit D to this Schedule 13D and is incorporated by reference into this Item 6).

Lazarus Partners received a Promissory Note from the Issuer in return for a loan made to the Issuer by Lazarus Partners.  The Issuer will repay the principal amount of $250,000, together with accrued interest from the date of disbursement at the rate of 15% per annum.  The principal and interest are due on November 16, 2009.

Lazarus Partners received a Promissory Note from the Issuer in return for a loan made to the Issuer by Lazarus Partners.  The Issuer will repay the principal amount of $200,000, together with accrued interest from the date of disbursement at the rate of 20% per annum.  The principal and interest are due on February 1, 2010.

On May 6, 2010, June 24, 2010 and November 3, 2010, the Reporting Persons entered the transactions described in Items 3 and 5 above.  The description of the terms of the 2010 Notes and the 2010 Warrants is qualified in its entirety by reference to the Form of Convertible Note Agreement and the Form of 2010 Warrant Agreement, respectively, which are incorporated herein by reference.

On November 5, 2010, the Reporting Persons entered the transactions described in Items 3 and 5 above.  The descriptions of the terms of the November Note and the November Warrant are qualified in their entirety by reference to the Form of Convertible Note and the Form of Warrant, attached as Exhibits J and K, respectively, which are incorporated herein by reference.

Item 7.  Material to Be Filed as Exhibits.

Exhibit A:	Joint Filing Agreement, dated as of February 1, 2011, by and among Lazarus Investment Partners LLLP, Lazarus Management Company LLC and Justin B. Borus.

Exhibit B:	Certificate of Designations (Incorporated by reference to Exhibit 3.7 to the Issuer’s Annual Report on Form 10-K for the year ended March 31, 2009).

Exhibit C:	Form of Series A Preferred Stock Warrant (Incorporated by reference to Exhibit 4.19 to the Issuer’s Annual Report on Form 10-K for the year ended March 31, 2009).

Exhibit D:	Investor Rights Agreement (Incorporated by reference to Exhibit 4.20 to the Issuer’s Annual Report on Form 10-K for the year ended March 31, 2009).

Exhibit E:
Promissory Note in favor of Lazarus Investment Partners LLLP, dated as of September 1, 2009 (Incorporated by reference to Exhibit 10.4 to the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2009).

Exhibit F:	Form of Promissory Note (Bridge Loan) (Incorporated by reference to Exhibit 10.2 to the Issuer’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2009).

Exhibit G:	Form of Common Stock Warrant Agreement (Incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed on September 5, 2007).

Exhibit H:	Form of Convertible Note Agreement (Incorporated by reference to Exhibit H to the Reporting Persons’ Schedule 13D filed on June 15, 2010).

Exhibit I:	Form of 2010 Warrant Agreement (Incorporated by reference to Exhibit I to the Reporting Persons’ Schedule 13D filed on June 15, 2010).

Exhibit J:	Form of Note (Incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed on November 3, 2010).

Exhibit K:	Form of Warrant (Incorporated by reference to Exhibit 4.2 to the Issuer’s Current Report on Form 8-K filed on November 3, 2010).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 1, 2011

LAZARUS INVESTMENT PARTNERS LLLP By: Lazarus Management Company LLC its general partner

By: /s/ Justin B. Borus
Name: Justin B. Borus Title: Chief Compliance Officer

LAZARUS MANAGEMENT COMPANY LLC

By: /s/ Justin B. Borus
Name: Justin B. Borus Title: Chief Compliance Officer

/s/ Justin B. Borus
Justin B. Borus

EXHIBIT A

JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13D filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the common stock, par value $0.001 per share, of AeroGrow International, Inc., a Nevada corporation, is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: February 1, 2011

LAZARUS INVESTMENT PARTNERS LLLP By: Lazarus Management Company LLC its general partner

By: /s/ Justin B. Borus
Name: Justin B. Borus Title: Chief Compliance Officer

LAZARUS MANAGEMENT COMPANY LLC

By: /s/ Justin B. Borus
Name: Justin B. Borus Title: Chief Compliance Officer

/s/ Justin B. Borus
Justin B. Borus